May 30, 2007
Mr. Amit Pande                                                                VIA EDGAR
Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Mail Stop 4561
Washington, D.C. 20549
RE:	Federal Home Loan Bank of Pittsburgh
Item 4.02 Form 8-K Filed May 11, 2007
Form 10-K/A for the Fiscal Year Ended December 31, 2006
Form 10-Q for the Fiscal Quarter Ended March 31, 2007
File No. 0-51395
Dear Mr. Pande:
The Federal Home Loan Bank of Pittsburgh (the “Bank”) is responding to your letter dated May 17, 2007 pertaining to your review of the Bank’s 2006 Annual Report filed on Form 10-K/A and the Bank’s First Quarter 2007 Form 10-Q, both filed on May 11, 2007.
The Bank acknowledges that:
•	The Bank is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Bank may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
For your convenience, we have included in this letter in bold the number and description of each of the comments in your letter; our responses thereto follow. References to page numbers and captions in our responses correspond to the page numbers and captions in the Form 10-K/A and Form 10-Q.

Mr. Amit Pande
May 30, 2007

Form 10-K/A for the Fiscal Year Ended December 31, 2006
1. We note that you present the effects of the restatement on each of the interim cash flow statements contained in your 2006 Forms 10-Q in Exhibit 99.3 to this filing. Please tell us how you determined that this presentation is appropriate under US GAAP, considering the requirements of paragraphs 25 and 26 of SFAS 154, and provide us other authoritative guidance you relied upon to form your conclusion.
The Bank respectfully informs the Staff that we acknowledge the requirements of paragraphs 25 and 26 of SFAS 154, and believe we have complied in full insofar as reporting the effect of the restatement on the Statement of Cash Flows for the year ended December 31, 2006.
Regarding the effect of the restatement on each of the first three quarters of 2006, we chose to include the information provided in Exhibit 99.3 in lieu of filing Form 10-Q/As for each of those quarters or otherwise filing restated financial statements for those periods. Based on our internal research including review of SEC guidance, review of certain similar recent filings by other registrants and consultations with the Bank’s SEC Counsel and external auditor we believed that this approach was reasonable and appropriate.
However, based on our recent discussions with the Staff, we now understand that we should have requested the Staff’s pre-clearance of our approach to amending the 2006 quarterly information. As the Staff verbally recommended, we have included below the specific rationale supporting our approach to amending the 2006 quarterly information.
We do not believe financial statement users were harmed by this approach given the following facts:
•	The 8-K filed on May 11, 2007 was clear that an amendment to the Annual Report on Form 10-K for the year ended December 31, 2006 would be filed to amend and restate financial statements for the 2006 fiscal year and for each of the 2006 interim periods.

•	On page 1 of the Form 10-K, as amended, Exhibit 99.3 is prominently referenced as containing the restatement effects on the 2006 interim periods.

•	Exhibit 99.3 contains disclosure of the effect on every line item that would have been adjusted had the Bank amended its 2006 Form 10-Q’s. As discussed within the Form 10-K, as amended, the errors did not impact the Bank’s Statement of Operations, Statement of Condition, Statement of Changes in Capital or any financial statement footnote. Also, these errors would not have any impact on other disclosures (e.g., MD&A) presented in the 2006 Form 10-Q’s.
Given the above, we believe that our approach informed the users of the financial statements to the same level of disclosure that would have been required had we amended the 2006 Form 10-Q’s.

Mr. Amit Pande
May 30, 2007

Form 10-Q for the Quarter Ended March 31, 2007
Note 2-Restatement of Previously Issued Financial Statements, page 32
2. We note that you do not present the effect of the correction of the error on each financial statement line item affected for each prior period presented. Please tell us how you determined that you have complied with all of the disclosures required by paragraph 26 of SFAS 154.
The Bank respectfully informs the Staff that as indicated in our response to comment #1 above, Exhibit 99.3 does present the effect of the correction of the errors on each financial statement line item affected for each 2006 quarterly period presented. As such, we did not believe it was necessary to repeat this information in the notes to our 2007 quarterly financial statements. We also note that we labeled the 2006 column on the March 31, 2007 Form 10-Q Statement of Cash Flows as “restated” as well as referenced the Form 10-K/A in Note 1 of the footnotes of the March 31, 2007 financial statements.
We thank you for your prompt attention to this letter and look forward to hearing from you at your earliest convenience. Please contact me at 412-288-5117 if you have any questions regarding the Bank’s response.
Sincerely,
/s/ Kristina K. Williams
Kristina K. Williams
Chief Financial Officer
Federal Home Loan Bank of Pittsburgh
cc:	Mr. David Irving Staff Accountant U.S. Securities and Exchange Commission Division of Corporate Finance 450 Fifth Street, N.W. Mail Stop 4561 Washington, D.C. 20549